Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP, LLC:

We consent to the incorporation by reference in the registration statements (No. 333-209717, 333-226279 and 333-231004) on Form S-8 and (No. 333-232502 and 333-230823) on Form S-3 of NuStar Energy L.P. of our reports dated February 27, 2020, with respect to the consolidated balance sheets of NuStar Energy L.P. as of December 31, 2019 and 2018, and the related consolidated statements of (loss) income, comprehensive (loss) income, partners’ equity and mezzanine equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of NuStar Energy L.P.

/s/ KPMG LLP
San Antonio, Texas
February 27, 2020